SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

21 August 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

21 August 2014
LLOYDS BANKING GROUP: BOARD APPOINTMENT

Lloyds Banking Group plc (the "Group") is pleased to announce the appointment of Alan Dickinson as an independent Non-executive Director of the Group with effect from 8 September 2014. Mr Dickinson will serve as a member of the Group's Audit and Risk Committees and it is intended that he will take over as Chairman of the Risk Committee later this year.

Commenting on Mr Dickinson's appointment, Lord Blackwell, Chairman, said: "'We are delighted to welcome Alan to the Board. Alan is a highly regarded retail and commercial banker having spent 37 years with the Royal Bank of Scotland, most notably as Chief Executive of RBS UK,and more recently as a Non-executive Director of Nationwide Building Society and Chairman of its Risk Committee. Alan's strategic focus and core banking experience complements the balance of skills on our Board."

BIOGRAPHICAL DETAILS

Alan has been a Non-executive Director of Willis Limited and Chairman of its Risk Committee since April 2012. In May 2012, he was appointed as Chairman of Brown Shipley & Co Limited and as Senior Independent Director of Urban & Civic plc. Alan has been a Non-executive Director of Carpetright plc since October 2010, a position he will step down from on 4 September 2014. From June 2010 to July 2014, he was a Non-executive Director of Nationwide Building Society and Chairman of its Risk Committee.

There is no other information to be disclosed under paragraph 9.6.13R of the Listing Rules.

For further information:

Investor Relations
Charles King +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@lloydsbanking.com

Corporate Affairs
Matt Smith +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 21 August 2014